5/24

Follow-Up Materials

07023775

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
MAY 2 5 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-5 FISCAL YEAR:

(03/94)

83-5

INTERNATIONAL FINANCE CORPORATION

Consolidated Condensed Quarterly Financial Statements
March 31, 2007
(Unaudited)

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

March 31, 2007 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEET

as of March 31, 2007 (unaudited) and June 30, 2006 (unaudited)

(US$ millions)

	March 31	June 30
Assets		
Cash and due from banks	$ 297	$ 159
Time deposits	3,610	2,959
Trading securities	15,280	16,286
Securities purchased under resale agreements	276	1,190
Loans	12,797	10,817
Less: Reserve against losses on loans - Note C	(820)	(898)
Net loans	11,977	9,919
Equity investments	2,986	2,812
Total loans and equity investments disbursed and outstanding	14,963	12,731
Derivative assets	1,190	1,128
Receivables and other assets	3,868	3,967
Total assets	**$ 39,484**	**$ 38,420**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,877	$ 8,805
Borrowings withdrawn and outstanding		
From market sources	15,640	14,887
From International Bank for Reconstruction and Development	68	80
Total borrowings	15,708	14,967
Derivative liabilities	943	1,288
Payables and other liabilities	3,508	2,284
Total liabilities	26,036	27,344
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,366	2,365
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,365	2,364
Accumulated other comprehensive income	4	1
Retained earnings	11,079	8,711
Total capital	13,448	11,076
Total liabilities and capital	**$ 39,484**	**$ 38,420**

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED CONDENSED INCOME STATEMENT

for the three and nine months ended March 31, 2007 (unaudited) and March 31, 2006 (unaudited)

(US$ millions)

	Three months ended March 31, 2007	Three months ended March 31, 2006	Nine months ended March 31, 2007	Nine months ended March 31, 2006
Interest and financial fees from loans	$ 266	$ 204	$ 799	$ 611
Income from liquid asset trading activities – Note B	202	73	559	333
Charges on borrowings	(201)	(157)	(601)	(424)
Income from equity investments – Note F	240	276	1,997	1,019
Release of provision for losses on loans and guarantees – Note C	22	29	51	43
Income from loans, equity investments and liquid asset trading activities, after release of provision for losses on loans and guarantees	**529**	**425**	**2,805**	**1,582**
Other income				
Service fees	9	9	30	32
Net translation adjustments on non-trading activities	5	6	12	6
Other	14	11	34	35
Total other income	**28**	**26**	**76**	**73**
Other expense				
Administrative expenses	120	118	363	350
Expense from pension and other postretirement benefit plans	3	7	10	21
Other	1	2	3	11
Total other expense	**124**	**127**	**376**	**382**
Income before expenditures for technical assistance and advisory services, grants to IDA and net gains (losses) on non-trading financial instruments	**433**	**324**	**2,505**	**1,273**
Expenditures for technical assistance and advisory services – Note H	(20)	(8)	(59)	(38)
Grants to IDA – Note I	(150)	-	(150)	-
Income after expenditures for technical assistance and advisory services and grants to IDA and before net gains (losses) on non-trading financial instruments	**263**	**316**	**2,296**	**1,235**
Net gains (losses) on non-trading financial instruments – Note E	(2)	(73)	72	(127)
Net income	**$ 261**	**$ 243**	**$ 2,368**	**$ 1,108**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

for the three and nine months ended March 31, 2007 (unaudited) and March 31, 2006 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,	
	2007	2006	2007	2006
Net income	$ 261	$ 243	$ 2,368	$ 1,108
Other comprehensive income				
Translation adjustments on investments accounted for under the equity method	1	-	3	-
Total comprehensive income	$ 262	$ 243	$ 2,371	$ 1,108

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN CAPITAL

for the nine months ended March 31, 2007 (unaudited) and March 31, 2006 (unaudited)

(US$ millions)

	Retained earnings							
	Undesignated	Designated for technical assistance and advisory services	Designated for performance-based grants	Designated for grants to IDA	Total	Accumulated other comprehensive income	Capital stock[†]	Total capital
At June 30,2006	**$ 7,859**	**$ 487**	**$ 215**	**$ 150**	**$ 8,711**	**$ 1**	**$ 2,364**	**$ 11,076**
Nine months ended March 31, 2007								
Net income	2,368				2,368			2,368
Translation adjustments on investments accounted for under the equity method						3		3
Payments received for capital stock subscribed.							1	1
Grants to IDA - Note I	150			(150)	-			-
Expenditures for technical assistance and advisory services - Note H	59	(59)			-			-
At March 31, 2007	**$ 10,436**	**$ 428**	**$ 215**	**$ -**	**$ 11,079**	**$ 4**	**$ 2,365**	**$ 13,448**
At June 30, 2005	**$ 6,871**	**$ 312**	**$ 250**	**$ -**	**$ 7,433**	**$ 1**	**$ 2,364**	**$ 9,798**
Nine months ended March 31, 2006								
Net income	1,108				1,108			1,108
Expenditures for technical assistance and advisory services – Note H	38	(38)			-			-
At March 31, 2006	**$ 8,017**	**$ 274**	**$ 250**	**$ -**	**$ 8,541**	**$ 1**	**$ 2,364**	**$ 10,906**

[†] **Capital stock excludes subscribed capital stock not yet paid.**

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

for the nine months ended March 31, 2007 (unaudited) and March 31, 2006 (unaudited)

(US$ millions)

	2007	2006
Cash flows from loans and equity investment activities		
Loan disbursements	$ (3,724)	$ (2,744)
Equity disbursements	(610)	(492)
Loan repayments	1,795	1,898
Equity redemptions	1	1
Sales of equity investments	2,211	1,245
Net cash used in investing activities	**(327)**	**(92)**
Cash flows from financing activities		
Drawdown of borrowings	1,297	616
Repayment of borrowings	(1,130)	(1,421)
Capital subscriptions	1	-
Net cash provided by (used in) financing activities	**168**	**(805)**
Cash flows from operating activities		
Net income	2,368	1,108
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Realized capital gains on equity sales	(1,780)	(795)
Income from investments accounted for under the equity method	4	(81)
Equity investment impairment write-downs	32	36
Release of provision for losses on loans and guarantees	(51)	(43)
Net translation adjustments	(12)	(6)
Net (gains) losses on non-trading financial instruments	(72)	127
Change in accrued income on loans, time deposits and securities	1,032	(51)
Change in payables and other liabilities	1,140	(347)
Change in receivables and other assets	(762)	(201)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(930)	2,303
Net cash provided by operating activities	**969**	**2,050**
Change in cash and cash equivalents	810	1,153
Effect of exchange rate changes on cash and cash equivalents	(21)	31
Net change in cash and cash equivalents	789	1,184
Beginning cash and cash equivalents	3,118	1,938
Ending cash and cash equivalents	**$ 3,907**	**$ 3,122**
Composition of cash and cash equivalents		
Cash and due from banks	$ 297	$ 162
Time deposits	3,610	2,960
Total cash and cash equivalents	**$ 3,907**	**$ 3,122**
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ (173)	$ (6)
Borrowings	263	(437)

The notes to consolidated condensed financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also includes International Bank for Reconstruction and Development (IBRD), International Development Association (IDA), and Multilateral Investment Guarantee Agency (MIGA). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated condensed financial statements include the financial statements of IFC and three Variable Interest Entities (VIEs) (see Note L). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

Consolidated condensed financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2006 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The consolidated condensed balance sheet as of June 30, 2006, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2006.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2007.

Use of estimates - The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2007 and June 30, 2006. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income other than those on equity investments that are accounted for under the equity method which are recorded in other comprehensive income.

Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, IFC began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized in income when received. The net of loan origination fees and loan origination costs was considered insignificant. All other fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated condensed balance sheet.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Reserve against losses on loans - IFC recognizes impairment on loans in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on IFC's historical portfolio write-off and loss reserve experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments - IFC invests for current income, capital appreciation, developmental impact, or all three; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

Revenue recognition on equity investments - Direct equity investments in which IFC does not have significant influence and certain investments in investment companies are carried at cost less impairment. IFC's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE as the presumption of control by the fund manager or the general partner has been overcome are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). Conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

Impairment of equity investments - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Designations of retained earnings - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services (TAAS) through a designation of retained earnings. In the year ended June 30, 2005, IFC established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, IFC also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for TAAS, PBG, and grants to IDA are determined based on IFC's annual income before expenditures for TAAS, expenditures for PBG, grants to IDA and net gains and losses on non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and priorities of IFC. Expenditures for TAAS, PBG, and grants to IDA are recorded as expenses in IFC's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization.

Liquid asset portfolio - IFC's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the consolidated condensed statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on non-trading financial instruments in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Risk management, derivative instruments, and hedge accounting - IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. IFC does not use derivatives for speculative purposes.

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in net gains and losses on non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains and losses on non-trading financial instruments.

IFC has designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on non-trading financial instruments in the consolidated condensed income statement.

IFC has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. Loan participations serving as collateral under secured borrowing arrangements are included in loans on IFC's consolidated condensed balance sheet with the related secured borrowing included in payables and other liabilities on IFC's consolidated condensed balance sheet. The disbursed and outstanding balances of the loan participations that are considered sales are not included in IFC's consolidated condensed balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated condensed income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46).* During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R).* FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note L provides further details regarding IFC's variable interests in VIEs.

Accounting and financial reporting developments - During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

The FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No. 3. IFC early adopted SFAS No. 154 as of July 1, 2005. The adoption had no material impact on IFC's financial position, results of operations or cash flows.

The FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* - an interpretation of FASB Statement No. 143 (FIN 47). IFC adopted FIN 47 as of June 30, 2006 and has accrued a liability for its estimated conditional asset retirement obligations in its oil and gas UJVs.

The US Accounting Standards Executive Committee issued, and the FASB ratified, Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). IFC adopted SOP 03-3 as of July 1, 2005, and the adoption had no material impact on IFC's financial position, results of operations or cash flows.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. IFC is presently assessing the possible impact of SFAS No. 155 and SFAS No. 156.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

During the three months ended September 30, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157) which is effective for fiscal years beginning after November 15, 2007, which would be the year ending June 30, 2009 for IFC. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within the fiscal year of adoption. IFC has not elected to early adopt SFAS No. 157 for the year ending June 30, 2007 and has not yet completed the necessary analysis to determine if it will early adopt in the year ending June 30, 2008.

Also, during the three months ended September 30, 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). As IFC does not have publicly traded equity securities, SFAS No. 158 is effective for IFC as of the end of the fiscal year ending after June 15, 2007, which is the year ending June 30, 2007 for IFC. In accordance with SFAS No. 158, IFC will be required to recognize the funded status of its benefit plans. IFC is presently assessing the impact of SFAS No. 158 on its June 30, 2007 financial statements.

During the three months ended March 31, 2007, the FASB issued SFAS No. 159, *the Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159) which is effective for fiscal years beginning after November 15, 2007, which would be the year ending June 30, 2009 for IFC. Early adoption is permitted as of the beginning of the previous fiscal year (the year ending June 30, 2008 for IFC) as long as the entity also early adopts SFAS No. 157 concurrent with the adoption of SFAS No. 159. IFC is presently analyzing both SFAS No. 157 and SFAS No. 159 to determine if it will adopt them for the year ending June 30, 2008.

During the three months ended December 31, 2006, FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning in three months ending March 31, 2007. The adoption of EITF No. 06-9 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In addition, during the nine months ended March 31, 2007, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – INCOME FROM LIQUID ASSET TRADING ACTIVITIES

Income from liquid asset trading activities for the three and nine months ended March 31, 2007 and 2006 comprise (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2007	2006	2007	2006
Interest from time deposits and securities	$ 181	$ 119	$ 504	$ 452
Net gains (losses) on trading activities:				
Realized	47	102	56	30
Unrealized	(26)	(145)	(2)	(143)
Net gains (losses) on trading activities	21	(43)	54	(113)
Translation adjustments	-	(3)	1	(6)
Total income from liquid asset trading activities	$ 202	$ 73	$ 559	$ 333

NOTE C – RESERVE AGAINST LOSSES ON LOANS

Loans on which the accrual of interest has been discontinued amounted to $430 million at March 31, 2007 ($447 million - June 30, 2006). Interest income not recognized on non-accruing loans during the three months ended March 31, 2007 totaled $12 million ($25 million – three months ended March 31, 2006) and $59 million during the nine months ended March 31, 2007 ($53 million – nine months ended March 31, 2006). Interest collected on loans in non-accrual status, related to current and prior years, during the three months ended March 31, 2007 was $2 million ($3 million – three months ended March 31, 2006) and $15 million during the nine months ended March 31, 2007 ($13 million – nine months ended March 31, 2006).

Changes in the reserve against losses on loans for the nine months ended March 31, 2007 and the year ended June 30, 2006 are summarized below (US$ millions):

	March 31, 2007	June 30, 2006
Beginning balance	$ 898	$ 989
(Release of) provision for losses on loans	(59)	10
Write-offs	(28)	(111)
Recoveries of previously written-off loans	2	9
Translation adjustments on loans	10	4
Other adjustments	(3)	(3)
Ending balance	$ 820	$ 898

Release of provision for losses on loans and guarantees in the consolidated condensed income statement for the three months ended March 31, 2007 includes $5 million charge to income in respect of guarantees ($4 million charge to income - three months ended March 31, 2006) and $8 million charge to income for the nine months ended March 31, 2007 ($3 million charge to income – nine months ended March 31, 2006). At March 31, 2007 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $26 million ($18 million - June 30, 2006).

Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTE D – GUARANTEES

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2007 totaled $1,270 million ($1,150 million – June 30, 2006). Guarantees of $733 million were outstanding at March 31, 2007 ($494 million – June 30, 2006) and were not included in loans on IFC's consolidated condensed balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – NET GAINS (LOSSES) ON NON-TRADING FINANCIAL INSTRUMENTS

Net gains (losses) on non-trading financial instruments for the three and nine months ended March 31, 2007 and 2006 comprise (US$ millions):

	Three months ended March 31, 2007	Three months ended March 31, 2006	Nine months ended March 31, 2007	Nine months ended March 31, 2006
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	(16)	(68)	30	(83)
Change in fair value of non-trading derivative instruments not designated as a hedge	14	(4)	43	(42)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	-	(1)	(1)	(2)
Total net gains (losses) on non-trading financial instruments	$ (2)	$ (73)	$ 72	$ (127)

NOTE F – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three and nine months ended March 31, 2007 and 2006 comprise (US$ millions):

	Three months ended March 31, 2007	Three months ended March 31, 2006	Nine months ended March 31, 2007	Nine months ended March 31, 2006
Realized capital gains on equity sales	$ 173	$ 218	$ 1,780	$ 795
Dividends and profit participations	54	61	260	196
Income from LLPs, certain LLCs and other investments accounted for under the equity method	26	18	(4)	81
Equity investment impairment write-downs	(11)	(12)	(32)	(36)
Custody and other fees	-	(1)	(2)	(3)
Net losses on equity-related derivatives	(2)	(8)	(5)	(14)
Total income from equity investments	$ 240	$ 276	$ 1,997	$ 1,019

On December 21, 2005, IFC entered into an agreement to sell its shares in Banca Comerciala Romana S.A. In addition, IFC entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction closed during October 2006. Accordingly, IFC recognized a capital gain in the three months ended December 31, 2006, in the amount of $833 million.

Realized capital gains on equity sales for the three months ended March 31, 2007 includes $nil million ($nil million – three months ended March 31, 2006) and $95 million for the nine months ended March 31, 2007 ($nil million – nine months ended March 31, 2006) related to settlements regarding loan to equity conversion options received in lieu of exercise.

Dividends and profit participations for the three months ended March 31, 2007 include $17 million ($19 million - three months ended March 31, 2006) and $47 million for the nine months ended March 31, 2007 ($62 million – nine months ended March 31, 2006) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE G – SEGMENT REPORTING

For management purposes, IFC's business comprises two reportable segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

An analysis of IFC's major components of income and expense by business segment for the three and nine months ended March 31, 2007 and 2006 is given below (US$ millions):

	Three months ended March 31,					
	2007			2006		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans	$ 266	$ -	$ 266	$ 204	$ -	$ 204
Income from liquid asset trading activities	-	202	202	-	73	73
Charges on borrowings	(128)	(73)	(201)	(91)	(66)	(157)
Income from equity investments	240	-	240	276	-	276
Release of provision for losses on loans and guarantees	22	-	22	29	-	29
Service fees	9	-	9	9	-	9
Administrative expenses	(117)	(3)	(120)	(117)	(1)	(118)
Other income	15	-	15	5	3	8
Income before expenditures for TAAS, grants to IDA and net gains (losses) on non-trading financial instruments	**307**	**126**	**433**	**315**	**9**	**324**
Expenditures for TAAS	(20)	-	(20)	(8)	-	(8)
Grants to IDA	(150)	-	(150)	-	-	-
Net gains (losses) on non-trading financial instruments	20	(22)	(2)	28	(101)	(73)
Net income	**$ 157**	**$ 104**	**$ 261**	**$ 335**	**$ (92)**	**$ 243**

	Nine months ended March 31,					
	2007			2006		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans	$ 799	$ -	$ 799	$ 611	$ -	$ 611
Income from liquid asset trading activities	-	559	559	-	333	333
Charges on borrowings	(374)	(227)	(601)	(235)	(189)	(424)
Income from equity investments	1,997	-	1,997	1,019	-	1,019
Release of provision for losses on loans and guarantees	51	-	51	43	-	43
Service fees	30	-	30	32	-	32
Administrative expenses	(357)	(6)	(363)	(346)	(4)	(350)
Other income	33	-	33	3	6	9
Income before expenditures for TAAS, grants to IDA and net gains (losses) on non-trading financial instruments	**2,179**	**326**	**2,505**	**1,127**	**146**	**1,273**
Expenditures for TAAS	(59)	-	(59)	(38)	-	(38)
Grants to IDA	(150)	-	(150)	-	-	-
Net gains (losses) on non-trading financial instruments	3	69	72	41	(168)	(127)
Net income	**$ 1,973**	**$ 395**	**$ 2,368**	**$ 1,130**	**$ (22)**	**$ 1,108**

NOTE H – TECHNICAL ASSISTANCE AND ADVISORY SERVICES

Through June 30, 2006, $580 million has been designated for the funding mechanism for technical assistance and advisory services. Expenditures for technical assistance and advisory services through June 30, 2006 totaled $93 million. IFC has recorded expenditures for technical assistance and advisory services totaling $20 million in the three months ended March 31, 2007, ($8 million – three months ended March 31, 2006), and $59 million in the nine months ended March 31, 2007, ($38 million – nine months ended March 31, 2006). At March 31, 2007, retained earnings designated for technical assistance and advisory services totaled $428 million.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – GRANTS TO IDA

IFC has recorded a grant to IDA of $150 million in the three months ended March 31, 2007 ($nil million – three months ended March 31, 2006) for IDA grant projects that encourage the growth of private enterprise in countries that are members of both IFC and IDA.

NOTE J — PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and nine months ended March 31, 2007 and March 31, 2006 (US$ millions):

	Three months ended March 31,					
	2007			2006		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 14	$ 2	$ 1	$ 14	$ 2	$ 1
Interest cost	21	2	-	26	2	-
Expected return on plan assets	(36)	(3)	*	(39)	(3)	*
Amortization of prior service cost	1	*	*	-	*	*
Amortization of unrecognized net loss (gain)	*	1	*	3	1	*
Net periodic pension cost	$ -	$ 2	$ 1	$ 4	$ 2	$ 1

* Less than $0.5 million

	Nine months ended March 31,					
	2007			2006		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 44	$ 6	$ 3	$ 44	$ 7	$ 2
Interest cost	64	7	1	76	6	1
Expected return on plan assets	(109)	(9)	*	(118)	(8)	-
Amortization of prior service cost	1	*	*	1	*	*
Amortization of unrecognized net loss (gain)	*	2	*	7	3	*
Net periodic pension cost	$ -	$ 6	$ 4	$ 10	$ 8	$ 3

* Less than $0.5 million

At March 31, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the fiscal year ending June 30, 2007 remained unchanged from that disclosed in the June 30, 2006 consolidated financial statements: $25 million for the SRP and $9 million for the RSBP.

NOTE K – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial condition, results of operations or cash flows.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

Primary Beneficiary

IFC has identified six VIEs in which IFC is deemed to be the primary beneficiary at March 31, 2007 (seven - June 30, 2006). Three of the six VIEs in which IFC is deemed to be the primary beneficiary have been consolidated into IFC's consolidated condensed financial statements as of March 31, 2007 (four - June 30, 2006). All consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the three VIEs described above, IFC's consolidated condensed balance sheet at March 31, 2007 includes additional assets of $13 million in equity investments ($6 million - June 30, 2006), $2 million in receivables and other assets ($3 million - June 30, 2006), and additional liabilities of $3 million in payables and other liabilities ($2 million - June 30, 2006).

Other income during the three months ended March 31, 2007 includes $3 million of income from consolidated entities ($nil million – three months ended March 31, 2006) and $6 million during the nine months ended March 31, 2007 ($9 million – nine months ended March 31, 2006). Other expense during the three months ended March 31, 2007 includes $nil million of expenses from consolidated entities ($nil million – three months ended March 31, 2006) and $nil million during the nine months ended March 31, 2007 ($9 million – nine months ended March 31, 2006).

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $11 million. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region.

Significant Variable Interests

IFC has identified 24 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at March 31, 2007 (14 - June 30, 2006). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $1,508 million at March 31, 2007 ($602 million - June 30, 2006). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $271 million at March 31, 2007 ($108 million - June 30, 2006). The regional and sectoral analysis of IFC's investments in these VIEs at March 31, 2007 is as follows (US$ millions):

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

	March 31, 2007		
	Loans	Equity investments	Total
Europe and Central Asia	$ 117	$ 23	$ 140
Latin America and Caribbean	35	21	56
Asia	13	15	28
Sub-Saharan Africa	-	13	13
Middle East and North Africa	8	-	8
Global	-	26	26
Total VIE investments	$ 173	$ 98	$ 271

	March 31, 2007		
	Loans	Equity investments	Total
Transportation and warehousing	$ 76	$ -	$ 76
Collective investment vehicles	-	68	68
Finance and insurance	35	17	52
Industrial and consumer products	27	4	31
Air transportation	15	-	15
Agriculture and forestry	10	-	10
Other	10	9	19
Total VIE investments	$ 173	$ 98	$ 271

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1:
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheet of the International Finance Corporation (IFC) as of March 31, 2007, and the related consolidated condensed income statement and consolidated condensed statement of comprehensive income for the three and nine-month periods ended March 31, 2007 and 2006, and the consolidated condensed statements of changes in capital, and of cash flows for the nine-month periods ended March 31, 2007 and 2006. These interim financial statements are the responsibility of IFC's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the consolidated condensed financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the consolidated statement of capital stock and voting power, of IFC as of June 30, 2006, and the related consolidated income statement, statements of comprehensive income, of changes in capital and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 7, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP

May 14, 2007

Member of
Deloitte Touche Tohmatsu

International Finance Corporation

Reporting To SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Mar 31, 2007

New Market Borrowings

07_30XXXXX	JPY	5,150,000,000.00	42,634,214.99	15.00	29-Jan-07
07_31XXXXX	JPY	3,050,000,000.00	25,075,019.53	15.00	13-Feb-07
07_34XXXXX	JPY	500,000,000.00	4,262,756.30	2.00	15-Mar-07
Total for Currency	**JPY**	**8,700,000,000.00**	**71,971,990.82**		
07_33XXXXX	NZD	70,000,000.00	47,932,500.00	6.70	14-Feb-07
Total for Currency	**NZD**	**70,000,000.00**	**47,932,500.00**		
07_32XXXXX	USD	55,000,000.00	55,000,000.00	4.20	31-Jan-07
Total for Currency	**USD**	**55,000,000.00**	**55,000,000.00**		
07_28XXXXX	ZAR	200,000,000.00	27,685,492.00	7.25	18-Jan-07
07_29XXXXX	ZAR	500,000,000.00	69,213,730.00	7.90	18-Jan-07
Total for Currency	**ZAR**	**700,000,000.00**	**96,899,222.00**		
TOTAL NEW MARKET BORROWINGS			**271,803,712.82**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
02_110XXXX	COP	225,000,000,000.00	102,291,321.05	13.70	20-Mar-07
03_123XXXX	COP	125,000,000,000.00	56,828,511.69	13.70	20-Mar-07
Total for Currency	**COP**	**350,000,000,000.00**	**159,119,832.74**		
00_44XXXXX	HKD	150,000,000.00	19,216,356.96	8.20	29-Jan-07
02_101XXXX	HKD	2,000,000,000.00	255,934,480.77	5.18	08-Mar-07
Total for Currency	**HKD**	**2,150,000,000.00**	**275,150,837.74**		
02_109_B1X	JPY	1,400,000,000.00	11,881,020.07	0.00	26-Mar-07
02_37_B1XX	JPY	1,000,000,000.00	8,486,442.91	0.00	26-Mar-07
02_41_B1XX	JPY	1,200,000,000.00	10,292,036.54	0.00	20-Mar-07
02_93_B1XX	JPY	10,000,000,000.00	84,864,429.07	0.00	26-Mar-07
03_32_B1XX	JPY	1,000,000,000.00	8,486,442.91	0.00	26-Mar-07
Total for Currency	**JPY**	**14,600,000,000.00**	**124,010,371.50**		
01_66_B1XX	USD	53,333,333.44	53,333,333.44	0.00	13-Feb-07
01_69_B1XX	USD	16,949,152.60	16,949,152.60	0.00	27-Feb-07
02_30_B1XX	USD	40,000,000.00	40,000,000.00	0.00	22-Feb-07
03_08XXXXX	USD	4,665,000.00	4,665,000.00	6.00	12-Feb-07
04_92XXXXX	USD	11,000,000.00	11,000,000.00	1.70	15-Mar-07
Total for Currency	**USD**	**125,947,486.04**	**125,947,486.04**		
97_29XXXXX	ZAR	500,000,000.00	68,317,675.00	0.00	14-Mar-07
97_57XXXXX	ZAR	200,000,000.00	27,327,070.00	0.00	14-Mar-07
97_58XXXXX	ZAR	100,000,000.00	13,663,535.00	0.00	14-Mar-07
Total for Currency	**ZAR**	**800,000,000.00**	**109,308,280.00**		
TOTAL MATURED MARKET BORROWINGS			**793,536,808.01**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Mar-07
004210_04X	USD	312,500.00	312,500.00	5.58	02-Jan-07
004210_06X	USD	222,000.00	222,000.00	5.58	16-Jan-07
Total for Currency	**USD**	**1,724,976.00**	**1,724,976.00**		
TOTAL MATURED IBRD BORROWINGS			**1,724,976.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Dec 31, 2006

New Market Borrowings

07_25XXXXX	CNY	870,000,000.00	110,637,756.72	3.20	15-Nov-06
Total for Currency	**CNY**	**870,000,000.00**	**110,637,756.72**		
07_17XXXXX	JPY	500,000,000.00	4,192,344.78	3.29	18-Oct-06
07_18XXXXX	JPY	500,000,000.00	4,181,301.22	6.00	26-Oct-06
07_22XXXXX	JPY	3,000,000,000.00	25,194,205.33	2.28	27-Oct-06
07_23XXXXX	JPY	500,000,000.00	4,222,438.04	5.00	21-Nov-06
07_24XXXXX	JPY	500,000,000.00	4,320,587.60	10.00	28-Nov-06
Total for Currency	**JPY**	**5,000,000,000.00**	**42,110,876.97**		
07_16XXXXX	TRY	50,000,000.00	33,311,125.92	18.25	02-Oct-06
Total for Currency	**TRY**	**50,000,000.00**	**33,311,125.92**		
07_21XXXXX	USD	6,250,000.00	6,250,000.00	4.00	24-Oct-06
07_27XXXXX	USD	11,428,471.44	11,428,471.44	6.50	20-Dec-06
Total for Currency	**USD**	**17,678,471.44**	**17,678,471.44**		
07_26_R1XX	XOF	2,000,000,000.00	4,020,233.03	4.75	18-Dec-06
07_26XXXXX	XOF	20,000,000,000.00	40,202,330.34	4.75	18-Dec-06
Total for Currency	**XOF**	**22,000,000,000.00**	**44,222,563.37**		
07_19XXXXX	ZAR	300,000,000.00	40,180,545.00	1.00	01-Nov-06
07_20XXXXX	ZAR	300,000,000.00	40,180,545.00	7.25	01-Nov-06
Total for Currency	**ZAR**	**600,000,000.00**	**80,361,090.00**		
TOTAL NEW MARKET BORROWINGS			**328,321,884.42**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

05_01XXXXX	COP	269,000,000,000.00	117,888,096.54	10.99	12-Dec-06
Total for Currency	**COP**	**269,000,000,000.00**	**117,888,096.54**		
97_12XXXXX	EUR	49,578,704.95	63,017,012.93	8.75	09-Oct-06
Total for Currency	**EUR**	**49,578,704.95**	**63,017,012.93**		
02_78_B1XX	JPY	1,000,000,000.00	8,695,652.17	0.00	11-Dec-06
02_95_B1XX	JPY	1,000,000,000.00	8,648,648.65	2.55	12-Dec-06
03_89_B1XX	JPY	1,000,000,000.00	8,416,445.73	4.20	30-Oct-06
05_09_B1XX	JPY	1,300,000,000.00	10,994,586.35	0.00	04-Oct-06
05_10_B1XX	JPY	1,000,000,000.00	8,464,891.86	0.00	06-Oct-06
05_11_B1XX	JPY	1,000,000,000.00	8,362,602.44	0.00	26-Oct-06
05_18_B1XX	JPY	1,000,000,000.00	8,723,339.29	0.00	07-Dec-06
Total for Currency	**JPY**	**7,300,000,000.00**	**62,306,166.50**		
TOTAL MATURED MARKET BORROWINGS			**243,211,275.97**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
Matured IBRD Borrowings					
003245_07X	USD	2,380,960.00	2,380,960.00	8.45	15-Dec-06
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	15-Nov-06
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	15-Nov-06
Total for Currency	**USD**	**9,047,626.00**	**9,047,626.00**		
TOTAL MATURED IBRD BORROWINGS			**9,047,626.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Sep 30, 2006

New Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
07_15XXXXX	AUD	157,000,000.00	119,751,750.00	5.37	11-Sep-06
Total for Currency	**AUD**	**157,000,000.00**	**119,751,750.00**		
07_14XXXXX	EUR	24,000,000.00	30,634,800.00	3.06	11-Sep-06
Total for Currency	**EUR**	**24,000,000.00**	**30,634,800.00**		
07_12XXXXX	HKD	750,000,000.00	96,429,535.72	4.45	01-Sep-06
Total for Currency	**HKD**	**750,000,000.00**	**96,429,535.72**		
07_04XXXXX	JPY	500,000,000.00	4,324,511.33	2.10	23-Aug-06
07_05XXXXX	JPY	550,000,000.00	4,770,371.66	3.00	21-Aug-06
07_08XXXXX	JPY	500,000,000.00	4,352,746.58	5.50	14-Aug-06
07_09XXXXX	JPY	500,000,000.00	4,261,303.11	3.00	05-Sep-06
Total for Currency	**JPY**	**2,050,000,000.00**	**17,708,932.68**		
07_11XXXXX	MXN	200,000,000.00	18,461,254.44	7.00	25-Aug-06
Total for Currency	**MXN**	**200,000,000.00**	**18,461,254.44**		
06_45XXXXX	USD	11,875,000.00	11,875,000.00	0.00	06-Jul-06
07_02XXXXX	USD	14,705,882.40	14,705,882.40	4.00	01-Aug-06
07_03XXXXX	USD	6,250,000.00	6,250,000.00	4.00	08-Aug-06
07_13XXXXX	USD	50,500,000.00	50,500,000.00	4.46	11-Sep-06
Total for Currency	**USD**	**83,330,882.40**	**83,330,882.40**		
07_01_R1XX	ZAR	200,000,000.00	28,039,676.00	7.25	31-Aug-06
07_01XXXXX	ZAR	300,000,000.00	43,084,878.00	7.25	03-Aug-06
07_06XXXXX	ZAR	900,000,000.00	132,453,252.00	8.15	10-Aug-06
07_07XXXXX	ZAR	300,000,000.00	42,223,785.00	1.00	24-Aug-06
07_10XXXXX	ZAR	600,000,000.00	84,760,728.00	8.00	25-Aug-06
Total for Currency	**ZAR**	**2,300,000,000.00**	**330,562,319.00**		
TOTAL NEW MARKET BORROWINGS			**696,879,474.24**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
Matured Market Borrowings					
04_25XXXXX	GBP	30,000,000.00	55,470,000.00	2.80	24-Jul-06
Total for Currency	**GBP**	**30,000,000.00**	**55,470,000.00**		
03_39_B1XX	JPY	1,000,000,000.00	8,462,026.66	2.65	20-Sep-06
Total for Currency	**JPY**	**1,000,000,000.00**	**8,462,026.66**		
03_54_B2XX	USD	16,949,152.50	16,949,152.50	5.86	08-Aug-06
Total for Currency	**USD**	**16,949,152.50**	**16,949,152.50**		
TOTAL MATURED MARKET BORROWINGS			**80,881,179.16**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Sep-06
004210_04X	USD	312,500.00	312,500.00	5.58	03-Jul-06
004210_06X	USD	222,000.00	222,000.00	5.58	17-Jul-06
Total for Currency	**USD**	**1,724,976.00**	**1,724,976.00**		
TOTAL MATURED IBRD BORROWINGS			**1,724,976.00**		

THE WORLD BANK/INTERNATIONAL FINANCE CORPORATION/MIGA

OFFICE MEMORANDUM

DATE: May 15, 2007

TO: Julia Chiperfield, CFO

FROM: Glenn J. Jessee, CLETR

EXT: 81487

SUBJECT: Saudi Arabia: Al-Ahli Takaful
IFC Investment Number # 23917
PDS-Signing

The PDS-Signing was cleared in June 2006 following execution by IFC of the Shareholders Agreement dated April 15, 2006. However, regulatory delays and local regulator requirements to substitute parties to the Shareholders Agreement and to amend the Articles of Agreement for the Company resulted in final execution by all parties being delayed until May 2007. Hence, only now has the Shareholders Agreement been fully executed by all parties and is being submitted for final processing.

International Finance Corporation
World Bank Group

PDS SIGNING

Project Information:

Country: Saudi Arabia		*Project Short Name:* **Al-Ahli Takaful**	*Project No.:* 23917
Project Category: Investment	*Project Tier:* Tier II	*Board Procedure:* Streamlined	*Environment Category:* C - No Impact
Dept./Div.: CGFOP - Global Financial Markets Group/Global Fin. Markets Operations		*Company Name:* Saudi Investors (513384)	
Project Business Sector: O-JA - Life Insurance			

Parent Project Information:

Parent ID:	
Parent Short Name:	
Parent Relationship:	No Relationship

Project Team:

Project Team	Principal	Proxies
Transaction Leader	Mouayed Makhlouf	Khawaja Aftab Ahmed, Jasmine Meesarapu, Nadege Armand, Walid Almurshed, Lana Dajani, Layali Shafic Hammoud
Relationship Manager	Walid Almurshed	Mouayed Makhlouf
Regional Representative (only if the Relationship Manager is from the Industry Dept)	Azmat H. Taufique	Mouayed Makhlouf, Mariana Louw
Team Assistant	Shereen Mahmoud Hammam	Blandina Nabaza, Gina De Witt
Industry Specialist	John Richard Gyles	Michael Hesketh
Industry Economist	Torek Ravan Farhadi	Margaret B. Henderson
Environmental Specialist	Todd Hanson	
Social Specialist	Jeff Mark Anhang	

Insurance Specialist	Sieglinde Johannes	
Treasury Officer		
Syndications Officer		
Lawyer	Glenn Jerome Jessee	Jane S. Tannenbaum, Becher Atassi
Credit Officer	Flavio B. Guimaraes	Ana Maria Morales, Vincent P. Polizatto, Dorothy Boerner, Denis Lionel Chaput, Florence Cazenave, CRV Monitoring
Financial Ops Officer	Basharat Ahmad	FOU Data Admin
B-Loan Mgmt Officer		
Portfolio Officer	Jan Van Bilsen	
Risk Management Officer	Lakshmi Shyam-Sunder	
Management Team		
Industry Director	Jyrki I. Koskelo	Shidan Derakhshani, Mamta H. Shah, Georgina E. Baker, Mark B. Alloway, Maria Liana Nathaniel
Regional Director	Michael G. Essex	Azmat H. Taufique, Hadj A. Allaoua, Cecile Kiendrebeogo
Industry Manager	Mamta H. Shah	Atsuko Horiguchi, Hans-Jorg Paris
Regional/Country Manager		
Chief Counsel	Victoria C. Choy	Christian L. Philip, Maria Elena N. Martin
Portfolio Manager	Jan Van Bilsen	Mark B. Alloway, Babita Shrestha, Hyung K. Ahn, Fatima Gray

IFC Commitment:

Commitment Workflow Number	**1543**	
SUMMARY		
Product Number	**Type - Sub-Type**	**Commitment USD Equivalent**
17953	SE - COM	3,499,813.34
Total		**3,499,813.34**
DETAILS		

Product Number	**17953**
Product type	SE - Straight Equity
Product sub-type	COM - Common Shares
Features	Greenfield Project Finance, Rights Issue Option
Commitment amount	13,125,000.00
Commitment currency	SAR
Commitment Fees	NA
Front-end Fee	NA
Number of Shares	262,500

Par value of Shares	SAR 50
Pricing	SAR 50 / share
Special Features	None
Type of Shares	Common
Put Option Terms	NA
Call Option Terms	NA
Planned commitment date	03/31/2006
Planned disbursement date	
Commitment probability	High

IFC Commitment Comments:

- At the time of the approval, IFC had negotiated with the sponsor a put option, however, it was later discovered that such put option would not be enforceable under the Saudi Law. Therefore, the put option was taken out.

- Additionally, at the time of approval, IFC's total investment was for up to SAR17.5 million (approximately US$4.7 million) for up to 17.5% shareholding. However, the amount and percentage of all founding shareholders, including IFC, was later scaled down due to the requirements that up to 25% (500,000 shares) of the total initial capital will need to be offered to the public at the time of inception. IFC's total shareholding was then scaled down to up to 13.125% (US$3.5 million).

- While the ATC shares are expected to be listed in the local market, we were advised through the legal opinion of our local counsel, that notwithstanding the listing of ATC shares in the local market, <u>as a non-resident, IFC would not be permitted to freely trade its shares in the local market.</u> IFC would, however, be able to sell its shares in a privately negotiated transaction after getting the necessary approvals from the Capital Markets Authority (CMA) and the Saudi general Investment Authority (SAGIA). The CMA would be especially interested in the identity of the purchaser if a large stake (5% or more) of the shares are being sold, and would essentially have a veto over the sale if it did not approve of the purchaser. In short, though the shares held by IFC will be listed, the requirement to obtain CMA approval would essentially limit our exit to privately negotiated sales done away from the market with CMA approval. As a footnote, CMA approval would also be required if a Saudi person also seeks to sell 5% or more of shares in a company in any transaction. CMA will want to assure itself, whether or not the seller of a large stake is Saudi or not, that the sale would not have an adverse impact on the market or the company whose shares are being sold.

- Under the founding documents of ATC, all founding shareholders will have a lock-in period of three years.

- The process of forming the ATC is set as follows:

    1. SAMA License
    2. SAGIA License
    3. Approval by CMA and Ministry of Commerce and Industry (The form of MoA and Bylaws should be approved at this stage)
    4. **Signature of MoA before the Notary (This is the stage we are at now)**

5. Royal Decree
6. IPO – This will involve procedures at both CMA (which must approve a prospectus) and the MoCI, followed by the actual offering
7. Constituent General Meeting (at which it must be ascertained that the capital has been paid)
8. Decision of Minister of Commerce and Industry announcing the formation of the company
9. Commercial Registration

Agreements:

Investment Agreement Types Signed	Actual Signing Date
Agreement Type Shareholders	Date: April 15, 2006
Agreement Type	Date:
Agreement Type	Date:
Agreement Type	Date:
Agreement Type	Date:

Approval Status:

Lawyer Clear - Cleared by Glenn Jessee at 06/09/2006 10:28:19 AM
Comment :

END

END